EXHIBIT 99.2

Press Release

Fourth quarter and full-year 2019 results

Strong cash flow growth in a less favorable environment

Dividend increased by 5% for the year

	4Q19	Change vs 4Q18	2019	Change vs 2018
Oil price - Brent ($/b)	63.1	-8%	64.2	-10%
European gas price - NBP ($/Mbtu)	5.1	-42%	4.9	-38%
Adjusted net income (Group share)[1]
- in billions of dollars (B$)	3.17	0%	11.83	-13%
- in dollars per share	1.19	+1%	4.38	-13%

DACF[1] (B$)	7.4	+21%	28.5	+9%
Cash Flow from operations (B$)	6.6	-38%	24.7	0%

Net income (Group share) of 11.3 B$ in 2019, a 2% decrease compared to 2018; or 10.1 B€, an increase of 4% compared to 2018

Net-debt-to-capital ratio of 20.7% at December 31, 2019

Hydrocarbon production of 3,014 kboe/d in 2019, an increase of 9% compared to 2018

Fourth quarter 2019 dividend set at 0.68 €/share, an increase of 6% compared to 2018

Paris, February 6, 2020 - Total’s Board of Directors met on February 5, 2020, to approve the Group’s 2019 financial statements. Commenting on the results, Chairman and CEO Patrick Pouyanné said:

“The Group reported solid fourth quarter 2019 results with cash flow (DACF) of 7.4 B$, an increase of more than 20% compared to the fourth quarter 2018, and adjusted net income stable at 3.2 B$, despite a lower price environment.

In 2019, the Group generated cash flow of 28.5 B$, strong growth of 2.4 B$ compared to 2018, thanks to a positive contribution from all segments. This performance was achieved despite the drop in oil prices of 10% and European gas prices of 38%, or a price environment down on average by about 20%. The Group reported solid adjusted net operating income for the year of 11.8 B$, a decrease of 13%, and a return on equity above 10%. The Group reduced its organic pre-dividend breakeven to less than 25 $/b.

In the Upstream, start-ups and ramp-ups including Yamal LNG in Russia and Ichthys in Australia, Egina in Nigeria and Kaombo in Angola, generated strong cash flow and fueled production growth of 9% for the year, with LNG growth of nearly 50%.

The Exploration & Production segment increased cash flow to 18 B$, despite the deterioration of the environment, and the iGRP segment, with an increase in LNG sales of nearly 60%, generated cash flow of 3.7 B$, an increase of 80%.

The Downstream contributed stable cash flow of 6.6 B$, notably thanks to its non-cyclical activities and despite a decrease in refining and petrochemical margins on the order of 10%.

Net investments rose to 17.4 B$ and reflect in particular the strategy to strengthen LNG and deep offshore, as shown by the acquisition of Mozambique LNG and the launching of Arctic LNG 2 in Russia and Mero 2 in Brazil. More than one-third of the net investments were made in the iGRP segment, which leads the Group’s low-carbon ambition. Total enters the gas and renewables market in India in partnership with Adani and will build a giant 800 MW solar power plant in Qatar.

Total maintains a solid financial position with gearing of 16.7% excluding capitalized leases (20.7% including). In accordance with the decision of the Board of Directors announced on September 24, the Group increased the 2019 final dividend by 6% to €0.68 per share. Including the interim dividends, the full-year 2019 dividend increased by 5% to €2.68 per share. Finally, the Group bought back $1.75 billion of its shares in 2019 and projects 2 B$ of share buybacks in 2020 in a 60 $/b environment.”

[1]	Definition on page 2

Key figures2

4Q19	3Q19	4Q18	4Q19 vs 4Q18	In millions of dollars, except effective tax rate, earnings per share and number of shares	2019	2018	2019 vs 2018
3,879	3,673	3,885	—	Adjusted net operating income from business segments	14,554	15,997	-9%

2,031	1,734	1,976	+3%	Exploration & Production*	7,509	8,547	-12%
794	574	676	+17%	Integrated Gas, Renewables & Power*	2,389	2,419	-1%
580	952	900	-36%	Refining & Chemicals	3,003	3,379	-11%
474	413	333	+42%	Marketing & Services	1,653	1,652	—

668	521	893	-25%	Contribution of equity affiliates to adjusted net income	2,260	3,161	-29%

31.8%	30.7%	38.1%		Group effective tax rate[3]	34.1%	38.7%

3,165	3,017	3,164	—	Adjusted net income (Group share)	11,828	13,559	-13%

1.19	1.13	1.17	+1%	Adjusted fully-diluted earnings per share (dollars)[4]	4.38	5.05	-13%

1.07	1.01	1.02	+5%	Adjusted fully-diluted earnings per share (euros)**	3.92	4.27	-8%

2,607	2,614	2,637	-1%	Fully-diluted weighted-average shares (millions)	2,618	2,624	—

2,600	2,800	1,132	×2.3	Net income (Group share)	11,267	11,446	-2%

4,291	3,296	4,459	-4%	Organic investments[5]	13,397	12,427	+8%

(80)	3,422	(1,751)	ns	Net acquisitions[6]	4,052	3,141	+29%

4,211	6,718	2,708	+56%	Net investments[7]	17,449	15,568	+12%

6,839	6,853	5,672	+21%	Operating cash flow before working capital changes[8]	26,432	24,529	+8%

7,372	7,385	6,095	+21%	Operating cash flow before working capital changes w/o financial charges (DACF)[9]	28,501	26,067	+9%

6,599	8,206	10,640	-38%	Cash flow from operations	24,685	24,703	—

2019 data take into account the impact of the new rule IFRS16 “Leases”, effective January 1, 2019.

*	4Q18 and 2018 restated; historical data for 2017 and 2018 available on www.total.com.
**	Average €-$ exchange rate: 1.1071 in the fourth quarter 2019 and 1.1195 in 2019.

Highlights since the beginning of the fourth quarter 201910

•	Started production at giant Johan Sverdrup field in the North Sea and Iara in Brazil

•	Launched Anchor projects and engineering studies for North Platte in Gulf of Mexico

•	Agreement between NOC and Total on participation in Waha concession in Libya

•	Extended Block 17 licenses to 2045 in Angola

•	Acquired two offshore discoveries (Blocks 20-21) in Angola for potential development

•	Signed an agreement to sell interest in Brunei offshore block CA1

•	Expanded in Brazil pre-salt with new deep-offshore exploration block

•	Acquired 50% interest in Surinam Block 58 with significant Maka Central-1 discovery

•	Awarded construction of a large-scale (800 MW) solar power plant in Qatar

•	Sold to Banque des Territoires a 50% interest in a portfolio of solar and wind assets in France

•	Doubled production capacity of recycled polypropylene for auto market from Synova subsidiary

•	Alliance with Zhejiang Energy Group to develop low-sulfur maritime fuel market in China

•	Second agreement to supply CMA-CGM with LNG maritime fuel from Marseille

[2]	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value; adjustment items are on page 12.
[3]

Tax on adjusted net operating income / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

[4]	In accordance with IFRS rules, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bond
[5]	Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.
[6]	Net acquisitions = acquisitions – assets sales – other transactions with non-controlling interests (see page 12).
[7]	Net investments = Organic investments + net acquisitions (see page 12).
[8]

Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, and effective second quarter 2019 including organic loan repayments from equity affiliates. The inventory valuation effect is explained on page 15. The reconciliation table for different cash flow figures is on page 13.

[9]	DACF = debt adjusted cash flow, is defined as operating cash flow before working capital changes and financial charges.
[10]	Certain transactions referred to in the highlights are subject to approval by authorities or to other conditions as per the agreements.

•	Awarded concession to install and operate up to 20,000 new EV charging points in Metropolitan Region of Amsterdam

•	Dedicated 400 M$ to Total venture capital fund to support carbon neutrality

Key figures of environment and Group production

>	Environment* – liquids and gas price realizations**, refining margins

4Q19	3Q19	4Q18	4Q19 vs 4Q18		2019	2018	2019 vs 2018
63.1	62.0	68.8	-8%	Brent ($/b)	64.2	71.3	-10%
2.4	2.3	3.7	-35%	Henry Hub ($/Mbtu)	2.5	3.1	-18%
5.1	3.9	8.8	-42%	NBP ($/Mbtu)	4.9	7.9	-38%
5.8	4.7	9.9	-42%	JKM ($/Mbtu)	5.5	9.7	-44%

59.1	58.0	59.2	—	Average price of liquids ($/b)**	59.8	64.3	-7%
3.76	3.48	5.01	-25%	Average price of gas ($/Mbtu)**	3.88	4.87	-20%

30.2	47.4	40.8	-26%	Variable cost margin - Refining Europe, VCM ($/t)	34.9	38.2	-9%

*	The indicators are shown on page 16.
**	Consolidated subsidiaries.

>	Production*

4Q19	3Q19	4Q18	4Q19 vs 4Q18		2019	2018	2019 vs 2018
3,113	3,040	2,876	+8%	Hydrocarbon production (kboe/d)	3,014	2,775	+9%

1,452	1,441	1,382	+5%	Oil (including bitumen) (kb/d)	1,431	1,378	+4%
1,661	1,599	1,493	+11%	Gas (including condensates and associated NGL) (kboe/d)	1,583	1,397	+13%

3,113	3,040	2,876	+8%	Hydrocarbon production (kboe/d)	3,014	2,775	+9%

1,714	1,720	1,589	+8%	Liquids (kb/d)	1,672	1,566	+7%
7,263	7,399	6,994	+4%	Gas (Mcf/d)	7,364	6,599	+12%

*	Group production = EP production + iGRP production.

Hydrocarbon production was 3,113 thousand barrels of oil equivalent (kboe/d) in the fourth quarter 2019, an increase of 8% compared to last year, due to:

•

+13% related to the start-up and ramp-up of new projects, including Yamal LNG in Russia, Egina in Nigeria, Ichthys in Australia, Kaombo in Angola, Culzean in the United Kingdom and Johan Sverdrup in Norway.

•	-3% due to the natural decline of the fields.

•	-2% due to maintenance and Tyra redevelopment project in Denmark.

Hydrocarbon production was 3,014 kboe/d for the year 2019, an increase of 9% compared to 2018, due to:

•

+13% related to the start-up and ramp-up of new projects, including Yamal LNG in Russia, Egina in Nigeria, Ichthys in Australia, Kaombo in Angola, Culzean in the United Kingdom and Johan Sverdrup in Norway.

•	-3% due to the natural decline of the fields.

•	-1% due to maintenance, notably in Nigeria, Norway and Tyra redevelopment project in Denmark.

Analysis of business segments

Exploration & Production (EP – redefined scope)

>	Production

4Q19	3Q19	4Q18	4Q19 vs 4Q18	Hydrocarbon production	2019	2018	2019 vs 2018
2,489	2,501	2,408	+3%	EP (kboe/d)	2,454	2,394	+3%

1,640	1,647	1,541	+6%	Liquids (kb/d)	1,601	1,527	+5%
4,624	4,654	4,710	-2%	Gas (Mcf/d)	4,653	4,724	-2%

>	Results

4Q19	3Q19	4Q18	4Q19 vs 4Q18	In millions of dollars, except effective tax rate	2019	2018	2019 vs 2018
2,031	1,734	1,976	+3%	Adjusted net operating income*	7,509	8,547	-12%
247	297	269	-8%	including income from equity affiliates	996	1,140	-13%

38.0%	39.7%	41.2%		Effective tax rate**	41.5%	46.2%

2,617	2,065	2,765	-5%	Organic investments	8,635	7,953	+9%

(224)	(3)	(143)	ns	Net acquisitions	14	2,162	-99%

2,393	2,061	2,622	-9%	Net investments	8,649	10,115	-14%

4,451	4,451	3,911	+14%	Operating cash flow before working capital changes ***	18,030	17,832	+1%

4,206	5,007	6,310	-33%	Cash flow from operations ***	16,917	18,537	-9%

*	Details on adjustment items are shown in the business segment information annex to financial statements.
**

Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).

***	Excluding financial charges, except those related to leases.

Exploration & Production adjusted net operating income was:

•	2,031 M$ in the fourth quarter 2019, an increase of 3% year-on-year driven by the increase in production.

•	7,509 M$ for 2019, a decrease of 12% linked to lower Brent and gas prices.

Operating cash flow before working capital changes was 4.5 B$ in the fourth quarter, an increase of 14% compared to last year, and 18.0 B$ in 2019 an increase of 1% compared to 2018. The start-up of strong cash flow generating projects offset the impact of lower Brent and gas prices.

Integrated Gas, Renewables & Power (iGRP)

>	Production and liquefied natural gas (LNG) sales

4Q19	3Q19	4Q18	4Q19 vs 4Q18	Hydrocarbon production	2019	2018	2019 vs 2018
624	539	468	+34%	iGRP (kboe/d)	560	381	+47%

74	73	48	+54%	Liquids (kb/d)	71	39	+82%

2,639	2,745	2,284	+16%	Gas (Mcf/d)	2,711	1,875	+45%

4Q19	3Q19	4Q18	4Q19 vs 4Q18	Liquefied Natural Gas in Mt	2019	2018	2019 vs 2018
10.6	7.4	7.9	+35%	Overall LNG sales	34.3	21.8	+57%

4.2	4.2	3.3	+28%	incl. Sales from equity production*	16.3	11.1	+47%

9.6	5.5	6.7	+44%	incl. Sales by Total from equity production and third party purchases	27.9	17.1	+63%

*	The Group’s equity production may be sold by Total or by the joint ventures.

Production growth over the year was essentially linked to the start-up of Ichthys in Australia in the third quarter 2018 and the successive start-ups of Yamal LNG trains in Russia.

In the fourth quarter 2019, LNG sales increased by 35% year-on-year thanks to the ramp-up of Yamal LNG and Ichthys plus the start-up of the first Cameron LNG train in the US.

In 2019, LNG sales increased by 57% compared to 2018 for the same reasons and also due to the acquisition of the Engie portfolio of LNG contracts in the third quarter 2018.

>	Results

4Q19	3Q19	4Q18	4Q19 vs 4Q18	In millions of dollars	2019	2018	2019 vs 2018
794	574	676	+17%	Adjusted net operating income*	2,389	2,419	-1%
353	206	447	-21%	including income from equity affiliates	1,009	1,249	-19%

684	641	614	+11%	Organic investments	2,259	1,745	+30%

(13)	3,375	(1,346)	ns	Net acquisitions	3,921	1,701	x2.3

671	4,015	(733)	ns	Net investments	6,180	3,445	+79%

1,402	848	617	x2.3	Operating cash flow before working capital changes **	3,730	2,055	+81%

1,527	401	434	x3.5	Cash flow from operations **	3,461	596	x5.8

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Excluding financial charges, except those related to leases.

Driven by strong LNG sales growth, operating cash flow before working capital changes for the iGRP segment more than doubled in the fourth quarter 2019 and increased by 81% in 2019.

Adjusted net operating income was 794 M$ in the fourth quarter 2019, an increase of 17%, and 2,389 M$ in 2019, a decrease of 1%, impacted by lower gas prices in Europe and Asia as well as higher DD&A expenses on new projects.

Downstream (Refining & Chemicals and Marketing & Services)

>	Results

4Q19	3Q19	4Q18	4Q19 vs 4Q18	In millions of dollars	2019	2018	2019 vs 2018
1,054	1,365	1,233	-15%	Adjusted net operating income*	4,656	5,031	-7%

949	569	1,039	-9%	Organic investments	2,395	2,614	-8%

159	52	(264)	ns	Net acquisitions	118	(722)	ns

1,108	622	775	+43%	Net investments	2,513	1,892	+33%

1,505	1,995	1,776	-15%	Operating cash flow before working capital changes **	6,617	6,544	+1%

1,420	3,058	4,306	-67%	Cash flow from operations **	6,441	7,067	-9%

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Excluding financial charges, except those related to leases.

Refining & Chemicals

>	Refinery throughput and utilization rates*

4Q19	3Q19	4Q18	4Q19 vs 4Q18		2019	2018	2019 vs 2018
1,509	1,719	1,886	-20%	Total refinery throughput (kb/d)	1,671	1,852	-10%

282	503	591	-52%	France	456	610	-25%
756	757	809	-7%	Rest of Europe	754	755	—
471	459	486	-3%	Rest of world	462	487	-5%

71%	82%	90%		Utlization rate based on crude only**	80%	88%

*	Includes refineries in Africa reported in the Marketing & Services segment.
**	Based on distillation capacity at the beginning of the year.

Refinery throughput volumes:

•	decreased by 20% in the fourth quarter 2019 year-on-year, due notably to strikes in France and planned maintenance at Normandy as well as a fire that affected the distillation unit.

•	decreased by 10% in 2019 notably due to the shutdown for nearly 6 months of Grandpuits in France.

>	Results

4Q19	3Q19	4Q18	4Q19 vs 4Q18	In millions of dollars	2019	2018	2019 vs 2018
580	952	900	-36%	Adjusted net operating income*	3,003	3,379	-11%

479	354	615	-22%	Organic investments	1,426	1,604	-11%

118	19	(429)	ns	Net acquisitions	(44)	(742)	ns

597	374	186	x3.2	Net investments	1,382	862	+60%

789	1,373	1,276	-38%	Operating cash flow before working capital changes **	4,072	4,388	-7%

1,142	1,575	3,080	-63%	Cash flow from operations **	3,837	4,308	-11%

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Excluding financial charges, except those related to leases.

Adjusted net operating income for the Refining & Chemicals segment decreased by 36% to 580 M$ in the fourth quarter 2019 and by 11% in 2019 to 3,003 M$, notably due to a decrease of around 10% in refining and petrochemical margins as well as lower throughput.

Operating cash flow before working capital changes was 789 M$ in the fourth quarter 2019 and 4,072 M$ in 2019, a decrease of 38% and 7%, respectively, compared to 2018, for the same reasons.

Marketing & Services

>	Petroleum product sales

4Q19	3Q19	4Q18	4Q19 vs 4Q18	Sales in kb/d*	2019	2018	2019 vs 2018
1,835	1,848	1,786	+3%	Total Marketing & Services sales	1,845	1,801	+2%

1,033	1,034	986	+5%	Europe	1,021	1,001	+2%
801	814	800	—	Rest of world	824	800	+3%

*	Excludes trading and bulk refining sales

Sales of petroleum products increased by 2% in 2019, thanks notably to business development in the African and American regions, notably Mexico and Brazil.

>	Results

4Q19	3Q19	4Q18	4Q19 vs 4Q18	In millions of dollars	2019	2018	2019 vs 2018
474	413	333	+42%	Adjusted net operating income*	1,653	1,652	—

471	215	424	+11%	Organic investments	969	1,010	-4%

40	33	165	-75%	Net acquisitions	162	20	x8.2

511	248	589	-13%	Net investments	1,131	1,030	+10%

716	622	500	+43%	Operating cash flow before working capital changes **	2,546	2,156	+18%

278	1,483	1,226	-77%	Cash flow from operations **	2,604	2,759	-6%

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Excluding financial charges, except those related to leases

Adjusted net operating income was 474 M$ in the fourth quarter 2019, an increase of 42%, notably due to a revaluation of futures contracts. Adjusted net operating income was 1,653 M$ in 2019.

Operating cash flow before working capital changes was 716 M$ in the fourth quarter 2019 and 2,546 M$ in 2019, an increase of 43% and 18%, respectively, compared to 2018.

Group results

>	Adjusted net operating income from business segments

Adjusted net operating income from the business segments was:

•	3,879 M$ in the fourth quarter 2019, stable compared to last year, with lower Brent, natural gas prices and refining margins offset by the increase in production.

•	14,554 M$ in 2019, down 9% compared to last year due to the decreases in Brent, natural gas prices and refining and petrochemical margins.

>	Adjusted net income (Group share)

Adjusted net income (Group share) was:

•	3,165 M$ in the fourth quarter 2019, stable compared to last year thanks to the stable adjusted net operating income of the segments.

•	11,828 M$ in 2019, down 13% compared to last year due to the decrease in adjusted net operating income of the segments.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of effects of changes in fair value11.

Total net income adjustments12 were:

•	-565 M$ in the fourth quarter 2019, including -248 M$ of impairments.

•	-561 M$ in 2019, including -465 M$ of impairments.

[11]	Adjustment items shown on page 12.
[12]	Details shown on page 12 and in the annex to the financial statements.

The limited level of 2019 impairments reflects the resilience of the portfolio on a long-term price trajectory in line with the IEA Sustainable Development Scenario (SDS) and which forecasts by 2050 a convergence of the oil price toward 50$2018/b.

The effective tax rate for the Group was:

•	31.8% in the fourth quarter 2019, compared to 38.1% the same quarter last year, due to the lower tax rate for the Upstream linked to the lower hydrocarbon prices as well as for the Downstream.

•	34.1% in 2019 compared to 38.7% in 2018 for the same reasons.

>	Adjusted fully-diluted earnings per share

Adjusted earnings per share was:

•	$1.19 in the fourth quarter 2019, an increase of 1%, calculated on the basis of a weighted average of 2,607 million fully-diluted shares, compared to $1.17 in the fourth quarter 2018.

•	$4.38 in 2019, a decrease of 13%, calculated on the basis of a weighted average of 2,618 million fully-diluted shares, compared to $5.05 in 2018.

In the framework of the shareholder return policy announced in February 2018, the Group has continued to buy back shares, including:

•	the buyback of 16.1 million shares, representing all shares issued in 2019 under the scrip dividend option until it was terminated.

•	the buyback of additional shares: 11.1 million shares repurchased in the fourth quarter 2019 for 0.60 B$ and 32.7 million shares in 2019 for 1.75 B$ as part of the 5 B$ buyback program for 2018-20.

The number of fully-diluted shares was 2,603 million on December 31, 2019.

>	Acquisitions - asset sales

Acquisitions were:

•	277 M$ in the fourth quarter 2019.

•

5,991 M$ in 2019, linked notably to the acquisition of Anadarko’s interest in Mozambique LNG, the signing of the acquisition of a 10% stake in the Arctic LNG 2 projects in Russia and the acquisition of Chevron’s interest in the Danish Underground Consortium in Denmark.

Asset sales were:

•	357 M$ in the fourth quarter 2019.

•

1,939 M$ in 2019, linked notably to the payment received with the take-over of the Toshiba LNG portfolio in the United States, the sale of the interest in the Wepec refinery in China, the sale of the Group’s interest in the Hazira terminal in India and polystyrene activities in China.

>	Net cash flow

Net cash flow13 for the Group was:

•	2,628 M$ in the fourth quarter 2019.

•	8,983 M$ in 2019, stable compared to 2018.

>	Profitability

The return on equity was 10.4% for the twelve months ended December 31, 2019.

In millions of dollars	January 1, 2019 December 31, 2019	October 1, 2018 September 30, 2019	January 1, 2018 December 31, 2018
Adjusted net income	12,090	12,104	13,964

Average adjusted shareholders’ equity	116,766	117,037	114,183

Return on equity (ROE)	10.4%	10.3%	12.2%

[13]	Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests).

The return on average capital employed was 9.8% for the twelve months ended December 31, 2019.

In millions of dollars	January 1, 2019 December 31, 2019	October 1, 2018 September 30, 2019	January 1, 2018 December 31, 2018
Adjusted net operating income	14,073	14,094	15,691

Average capital employed	143,674	146,222	133,123

ROACE	9.8%	9.6%	11.8%

Total S.A. accounts

Net income for Total S.A., the parent company, was 7,039 million euros in 2019 compared to 5,485 million euros in 2018.

2020 Sensitivities*

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$

Average liquids price**	+/- 10 $/b	+/- 2.9 B$	+/- 3.3 B$

European gas price - NBP ($/Mbtu)	+/- 1 $/Mbtu	+/- 0.35 B$	+/- 0.35 B$

Variable cost margin, European refining (VCM)	+/- 10 $/t	+/- 0.5 B$	+/- 0.6 B$

*

Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about the Group’s portfolio in 2020. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

**	In a 60 $/b Brent environment.

Summary and outlook

The environment remains volatile, given the uncertainty about hydrocarbon demand related to the outlook for global economic growth and a context of geopolitical instability.

The Group has strong capacity to generate cash flow and, in a 60 $/b environment, expects to increase it by approximately 1 B$ per year starting from 2019.

The Group will continue to implement its strategy for profitable growth on the integrated gas and low-carbon electricity chains. LNG sales will benefit notably in 2020 from the start-ups of Yamal LNG train 4 as well as Cameron LNG train 3 and be more than 30 Mt/y.

Spending discipline is maintained and the Group continues its cost reduction program with an objective of more than 5 B$ in cumulative savings in 2020. Net investments in 2020 should be on the order of 18 B$, and the Group will complete its 5 B$ asset sale program over the years 2019-20 (~3 B$ already announced).

Organic production growth should be more than 2% in 2020, thanks to ramp-ups of projects started in 2019 and expected start-ups in 2020, notably Iara 2 in Brazil.

Since the start of the fourth quarter, global refining margins are weak as a result of high product inventories and oil prices supported by OPEC. The Downstream will continue to rely on its diversified portfolio, notably its integrated platforms in Refining & Chemicals as well as its non-cyclical businesses.

Taking into account the strong visibility on cash flow, the Group will continue to increase the dividend with a guidance of 5-6% per year. It will also continue to buy back shares, with an amount expected for 2020 of 2.0 B$ in a 60 $/b environment.

• • •

To listen to the presentation in English by CEO Patrick Pouyanné and CFO Jean-Pierre Sbraire today at 10:30 (London time) please log on to total.com or call +44 (0) 207 192 8000 in Europe or +1 866 966 1396 in the United States (code: 2072029). For a replay, please consult the website or call +44 (0) 333 300 9785 in Europe or +1 866 331 1332 in the United States (code: 2072029).

* * * * *

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Operating information by segment

>	Group production (Exploration & Production + iGRP)

4Q19	3Q19	4Q18	4Q19 vs 4Q18	Combined liquids and gas production by region (kboe/d)	2019	2018	2019 vs 2018
1,102	1,004	997	+11%	Europe and Central Asia	1,023	909	+13%
703	733	661	+6%	Africa	705	670	+5%
701	720	655	+7%	Middle East and North Africa	702	666	+6%
368	363	386	-5%	Americas	365	389	-6%
239	221	176	+36%	Asia-Pacific	219	141	+55%

3,113	3,040	2,876	+8%	Total production	3,014	2,775	+9%

768	698	699	+10%	includes equity affiliates	731	671	+9%

4Q19	3Q19	4Q18	4Q19 vs 4Q18	Liquids production by region (kb/d)	2019	2018	2019 vs 2018
373	367	363	+3%	Europe and Central Asia	355	334	+6%
560	583	509	+10%	Africa	558	513	+9%
560	562	503	+11%	Middle East and North Africa	548	520	+5%
171	163	191	-11%	Americas	168	183	-8%
50	44	22	x2.2	Asia-Pacific	44	16	x2.7

1,714	1,720	1,589	+8%	Total production	1,672	1,566	+7%

212	210	231	-8%	includes equity affiliates	216	247	-13%

4Q19	3Q19	4Q18	4Q19 vs 4Q18	Gas production by region (Mcf/d)	2019	2018	2019 vs 2018
3,887	3,431	3,416	+14%	Europe and Central Asia	3,596	3,100	+16%
904	768	738	+22%	Africa	792	785	+1%
792	866	843	-6%	Middle East and North Africa	857	806	+6%
1,109	1,124	1,094	+1%	Americas	1,110	1,160	-4%
571	1,210	903	-37%	Asia-Pacific	1,009	748	+35%

7,263	7,399	6,994	+4%	Total production	7,364	6,599	+12%

3,179	2,635	2,524	+26%	includes equity affiliates	2,834	2,281	+24%

>	Downstream (Refining & Chemicals and Marketing & Services)

4Q19	3Q19	4Q18	4Q19 vs 4Q18	Petroleum product sales by region (kb/d)	2019	2018	2019 vs 2018
1,993	1,999	2,062	-3%	Europe	2,008	1,984	+1%
737	677	778	-5%	Africa	706	736	-4%
763	920	767	—	Americas	842	827	+2%
526	541	531	-1%	Rest of world	555	606	-8%

4,019	4,136	4,138	-3%	Total consolidated sales	4,110	4,153	-1%

508	544	593	-14%	Includes bulk sales	536	575	-7%

1,676	1,745	1,759	-5%	Includes trading	1,730	1,777	-3%

Adjustment items to net income (Group share)

4Q19	3Q19	4Q18	In millions of dollars	2019	2018
(666)	(156)	(1,026)	Special items affecting net income (Group share)	(892)	(1,731)

—	—	(2)	Gain (loss) on asset sales	—	(16)
(5)	(20)	(32)	Restructuring charges	(58)	(138)
(248)	(160)	(1,259)	Impairments	(465)	(1,595)
(413)	24	267	Other	(369)	18

57	(71)	(1,052)	After-tax inventory effect : FIFO vs. replacement cost	346	(420)

44	10	46	Effect of changes in fair value	(15)	38

(565)	(217)	(2,032)	Total adjustments affecting net income	(561)	(2,113)

Investments - Divestments

4Q19	3Q19	4Q18	4Q19 vs 4Q18	In millions of dollars	2019	2018	2019 vs 2018
4,291	3,296	4,459	-4%	Organic investments (a)	13,397	12,427	+8%

136	152	306	-56%	capitalized exploration	705	711	-1%

319	242	160	+99%	increase in non-current loans	1,061	618	+72%
(102)	(61)	(382)	ns	repayment of non-current loans, excluding organic loan repayment from equity affiliates*	(551)	(2,067)	ns
—	(109)	—	ns	change in debt from renewable projects (Group share)	(109)	—	ns

266	4,429	349	-24%	Acquisitions (b)	5,980	7,692	-22%

357	1,007	2,101	-83%	Asset sales (c)	1,939	5,172	-63%

—	105	—	ns	change in debt from renewable projects (partner share)	105	—	ns

(11)	—	(1)	ns	Other transactions with non-controlling interests (d)	(11)	(622)	ns

4,211	6,718	2,708	+55%	Net investments (a + b - c - d)	17,449	15,568	+12%

(275)	(101)	—	ns	Organic loan repayment from equity affiliates* (e)	(475)	—	ns

—	214	—	ns	Change in debt from renewable projects financing ** (f)	214	—	ns

3,925	6,831	2,707	+45%	Cash flow used in investing activities (a + b - c + e + f)	17,177	14,946	+15%

*	Effective second quarter 2019, organic loan repayments from equity affiliates are defined as loan repayments from equity affiliates coming from their cash flow from operations.
**	Change in debt from renewable projects (Group share and partner share).

Cash flow

4Q19	3Q19	4Q18	4Q19 vs 4Q18	In millions of dollars	2019	2018	2019 vs 2018
7,372	7,385	6,095	+21%	Operating cash flow before working capital changes w/o financials charges (DACF)	28,501	26,067	+9%
(533)	(532)	(423)	ns	Financial charges	(2,069)	(1,538)	ns
6,839	6,853	5,672	+21%	Operating cash flow before working capital changes (a)	26,432	24,529	+8%
46	1,523	6,425	-99%	(Increase) decrease in working capital	(1,718)	769	ns
(11)	(69)	(1,457)	ns	Inventory effect	446	(595)	ns
(275)	(101)	—	ns	Organic loan repayment from equity affiliates	(475)	—	ns

6,599	8,206	10,640	-38%	Cash flow from operations	24,685	24,703	—

4,291	3,296	4,459	-4%	Organic investments (b)	13,397	12,427	+8%

2,548	3,557	1,213	x2.1	Free cash flow after organic investments, w/o net asset sales (a - b)	13,035	12,102	+8%

4,211	6,718	2,708	+55%	Net investments (c)	17,449	15,568	+12%

2,628	135	2,964	-11%	Net cash flow (a - c)	8,983	8,961	—

Gearing ratio*

In millions of dollars	12/31/2019	09/30/2019	12/31/2018
Current borrowings	14,819	14,631	13,306
Net current financial assets	(3,505)	(3,012)	(3,176)
Net financial assets classified as held for sale	301	—	(15)
Non-current financial debt	47,773	47,923	40,129
Hedging instruments of non-current debt	(912)	(767)	(680)
Cash and cash equivalents	(27,352)	(27,454)	(27,907)

Net debt (a)	31,124	31,321	21,657

Shareholders’ equity - Group share	116,778	114,994	115,640
Non-controlling interests	2,527	2,319	2,474

Shareholders’ equity (b)	119,305	117,313	118,114

Net-debt-to-capital ratio = a / (a + b)	20.7%	21.1%	15.5%

Net-debt-to-capital ratio excluding leases	16.7%	17.2%	14.3%

*	The net-debt-to-capital ratios on December 31, 2019 and September 30, 2019 include the impact of the new IFRS 16 rule, effective January 1, 2019.

Return on average capital employed

>	Twelve months ended December 31, 2019

In millions of dollars	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	7,509	2,389	3,003	1,653	14,073
Capital employed at 12/31/2018*	89,400	34,746	10,599	6,442	138,519
Capital employed at 12/31/2019*	88,844	41,549	12,228	8,371	148,828

ROACE	8.4%	6.3%	26.3%	22.3%	9.8%

>	Twelve months ended September 30, 2019

In millions of dollars	Exploration & Production	Integrated Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	7,454	2,271	3,323	1,512	14,094
Capital employed at 09/30/2018*	92,104	36,587	12,884	6,841	145,298
Capital employed at 09/30/2019*	88,560	41,516	11,658	7,570	147,145

ROACE	8.3%	5.8%	27.1%	21.0%	9.6%

*	At replacement cost (excluding after-tax inventory effect).

This press release presents the results for 2019 from the consolidated financial statements of TOTAL S.A. as of December 31, 2019 (unaudited). The audit procedures by the Statutory Auditors are underway. The consolidated financial statements (unaudited) are available on the TOTAL website total.com. This document does not constitute the Annual Financial Report (Rapport Financier annuel) within the meaning of article L. 451.1.2 of the French monetary and financial code (code monétaire et financier).

This document may contain forward-looking information on the Group (including objectives and trends), as well as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL.

Such forward-looking information and statements included in this document are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future, and are subject to a number of risk factors that could lead to a significant difference between actual results and those anticipated, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, changes in regulations including environmental and climate, currency fluctuations, as well as economic and political developments and changes in business conditions. Certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Further information on factors, risks and uncertainties that could affect the Group’s business, financial condition, including its operating income and cash flow, reputation or outlook is provided in the most recent Registration Document, the French language version of which is filed by the Company with the French Autorité des Marchés Financiers and annual report on Form 20-F/A filed with the United States Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted operating income, adjusted net operating income, adjusted net income), return on equity (ROE), return on average capital employed (ROACE), gearing ratio and operating cash flow before working capital changes. These indicators are meant to facilitate the analysis of the financial performance of TOTAL and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of the Group.

These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects, for some transactions, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented for the fully adjusted-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F/A, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.